K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 11, 2015	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective

Amendment No. 117 to the Registration Statement on Form N-1A of EQ Advisors Trust

(File Nos. 333-17217 and 811-07953)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on November 19, 2015 concerning Post-Effective Amendment No. 117 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on October 5, 2015. The Post-Effective Amendment was filed to register a new series of the Trust, the AXA/Legg Mason Strategic Allocation Portfolio (the “Portfolio”). Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Page references are to the page numbers in the Post-Effective Amendment.

1.	Summary Prospectus

(a)	Fees and Expenses of the Portfolio (p. 3): Please move the asterisk (*) that follows Class IB Shares and Class K Shares to the line items for “Other Expenses” and “Acquired Fund Fees and Expenses,” if the latter is applicable.

Response: The Trust has made the requested change.

(b)	Fees and Expenses of the Portfolio (p. 3): Please confirm supplementally that the term of the expense limitation agreement referenced in the second footnote to the fee table will be at least one year from the effective date of the prospectus.

Response: The Trust confirms that the expense limitation agreement referenced in the second footnote to the fee table will expire on April 30, 2017, which will be at least one year from the effective date of the prospectus.

(c)	Principal Investment Strategy (p. 3): The staff notes that the third paragraph states that the Portfolio may invest in convertible securities. State supplementally whether the Portfolio may invest in contingent convertible bonds, also known as “CoCo bonds.” If the Portfolio may invest in CoCo bonds, add appropriate disclosure to the principal investment strategy and principal risks sections of the prospectus.

Elisabeth Bentzinger

December 11, 2015

Response: The Trust notes that, to the extent the Portfolio invests in CoCo bonds, such investment will not exceed 5% of the Portfolio’s assets. Therefore, the Trust does not believe that it is appropriate to add disclosure regarding CoCo bonds to the principal investment strategy and principal risks sections of the prospectus.

(d)	Principal Investment Strategy (p. 3): The staff notes that the third paragraph states that the Portfolio’s equity allocation will be invested in the following equity asset categories: U.S. Large Cap Equity, U.S. Mid Cap Equity, U.S. Small Cap Equity, and International Equity (excluding emerging markets). Please disclose the desired exposure to each of these asset categories and the target weightings with respect to market capitalization.

Response: The Trust has added the following as the penultimate sentence of the third paragraph: “The Portfolio’s allocations to different market capitalizations will vary based on the Sub-Adviser’s tactical views and in response to changing market conditions.”

(e)	Principal Investment Strategy (p. 3): The staff notes that the fourth paragraph states that the Portfolio’s fixed income allocation will include investments in exchange-traded funds (“ETFs”). If acquired fund fees and expenses are expected to exceed 1 basis point, please add an acquired fund fees and expenses line item in the fee table.

Response: The Trust has added an acquired fund fees and expenses line item in the fee table.

(f)	Principal Investment Strategy (p. 3): The staff notes that the fourth paragraph states that the Portfolio’s fixed income allocation will be invested primarily in ETFs and in instruments that provide exposure to the U.S. Treasuries asset category. Please disclose in the principal risks section the risks of investing in U.S. Treasury securities, including that investments in U.S. Treasury securities do not protect investors against price changes due to changing interest rates and that certain government agency bonds are not backed by the full faith and credit of the U.S. government.

Response: The Trust has added the following to the principal risks section:

“U.S. Government Securities Risk: The Portfolio invests in securities issued or guaranteed by the U.S. government or its agencies and instrumentalities (such as securities issued by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), or the Federal Home Loan Mortgage Corporation (Freddie Mac)). U.S. government securities are subject to market risk, interest rate risk and credit risk. Securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the U.S. are guaranteed only as to the timely payment of interest and principal when held to maturity, and the market prices for such securities will

Elisabeth Bentzinger

December 11, 2015

fluctuate due to changing interest rates, among other factors. Notwithstanding that these securities are backed by the full faith and credit of the U.S., circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Portfolio. Securities issued or guaranteed by U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government will provide financial support. Therefore, U.S. government related organizations may not have the funds to meet their payment obligations in the future.”

(g)	Principal Investment Strategy (p. 3): Please disclose any criteria as to maturity and credit quality that the Portfolio will apply in the selection of fixed income securities. Please also disclose the lowest rating in which the Portfolio may invest and if the Portfolio may invest in bonds that are unrated or in default. In addition, if the Portfolio may invest in bonds rated below investment grade as a principal investment strategy, please disclose such as a principal strategy, clarify that bonds rated below investment grade are commonly referred to as “junk bonds,” and make corresponding disclosures in the principal risks section.

Response: The Trust has revised the first sentence of the fourth paragraph of the principal investment strategy section to read as follows: “Substantially all of the Portfolio’s fixed income allocation will be invested in ETFs and in instruments that provide exposure to the U.S. Treasury asset category, such as U.S. Treasuries and U.S. Treasury futures contracts, with a short to intermediate weighted average duration (generally, 3-7 years).”

The Trust notes that the Portfolio does not invest in bonds rated below investment grade as a principal investment strategy.

(h)	Principal Investment Strategy (p. 4): The staff notes that the disclosure regarding the Portfolio’s volatility management strategy states that, although the strategy is “intended to reduce the Portfolio’s overall risk, it may result in periods of underperformance.” Please revise this disclosure to clarify that the Portfolio’s volatility management strategy may result in periods of underperformance, even when the market is increasing.

Response: The Trust has replaced the sixth sentence of the fifth paragraph with the following: “Although the Portfolio’s tactical management of equity exposure is intended to reduce the Portfolio’s overall risk, it may result in periods of underperformance, even during periods when the market is rising.”

(i)	Principal Investment Strategy (p. 4): The staff notes that the Portfolio may engage in short sales. Please confirm supplementally that any dividend or interest expenses on securities sold short will be included in the fee table.

Response: The Trust confirms that any dividend or interest expenses related to securities sold short will be included in the fee table.

Elisabeth Bentzinger

December 11, 2015

(j)	Principal Investment Strategy (p. 4): The staff notes that the Portfolio may invest in money market funds which may be affiliated with the Manager or the Sub-Adviser. Please disclose in the principal risks section the risks of investing in affiliated funds.

Response: The Trust has revised the principal investment strategy to delete the reference to affiliated money market funds because the Portfolio will not invest in affiliated money market funds as a principal investment strategy.

(k)	Principal Investment Strategy (p. 4): The staff notes the disclosure regarding the Manager’s manager-of-managers order. Please consider moving this disclosure out of the summary prospectus.

Response: The Trust notes that the exemptive order requires that each prospectus “prominently disclose” that the Manager has the ultimate responsibility, subject to oversight by the Board of Trustees, to oversee the sub-advisers and recommend their hiring, termination and replacement, and that disclosure in the summary prospectus satisfies the prominence requirement. In response to your comment, the Trust has moved the relevant paragraph to the end of the “Who Manages the Portfolio” section of the summary prospectus.

(l)	Principal Risks (p. 4): Because the Portfolio is new and has no operating history, please consider disclosing the risks associated with being a new fund.

Response: The Trust has added the following to the principal risks section:

“New Fund Risk: The Portfolio is new and, as of the date of this Prospectus, has no operating history. The Portfolio may not be successful in implementing its investment strategies or may not employ successful investment strategies, and there can be no assurance that the Portfolio will grow to or maintain an economically viable size, which could result in the Portfolio being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders.”

(m)	Principal Risks (p. 4): The staff notes that “ETFs Risk” refers to emerging markets securities risk. The staff also notes that the Portfolio’s principal investment strategy states that the Portfolio’s allocation to the International Equity asset category excludes emerging markets. If the Portfolio will not invest in instruments that provide exposure to emerging market securities, please delete the reference to emerging market securities risk in “ETFs Risk.”

Response: The Portfolio will not invest in instruments that provide exposure to emerging market securities. Therefore, the Trust has deleted the reference to emerging market securities risk in “ETFs Risk” by replacing the sixth sentence of “ETFs Risk” with the following:

“In addition, to the extent the Portfolio invests in ETFs that invest in equity securities, fixed income securities and/or foreign securities, the Portfolio is subject to the risks associated with investing in such securities.”

Elisabeth Bentzinger

December 11, 2015

2.	Statutory Prospectus

(a)	More Information on Strategies and Risks (p. 9): Please identify those strategies and risks that are principal to the Portfolio. See “Guidance Regarding Mutual Fund Enhanced Disclosure,” IM Guidance Update No. 2014-08, June 2014.

Response: As required by Form N-1A, the Portfolio’s principal strategies and risks are identified in the summary prospectus. The Portfolio’s principal strategies and risks, as well as additional strategies and risks applicable to the Portfolio, are described within the statutory prospectus. The Trust respectfully submits that no further revisions are required.

(b)	Derivatives (p. 10): The staff notes that the disclosure refers to total return swaps. Please note that when the Portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). The staff also notes that the disclosure refers to credit default swaps. If the Portfolio will write credit default swaps, please confirm that the Portfolio will segregate assets to cover the full notional amount of such obligation.

Response: The Trust notes the staff’s comments regarding the use of total return swaps. Additionally, the Trust confirms that, if the Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

(c)	Collateralized Loan Obligations Risk (p. 17): Explain supplementally how much of the Portfolio’s assets will invest in collateralized loan obligations (“CLOs”) that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (“1940 Act”). If the Portfolio will invest greater than 15% of its assets in such CLOs, explain supplementally how this does not constitute a distribution of a privately placed security and whether the Portfolio considers these holdings to be illiquid. Please provide a response to this comment before the Portfolio’s Registration Statement on Form N-1A becomes effective.

Response: The Trust notes that, to the extent the Portfolio invests in CLOs, such investments will not exceed 5% of its assets. Accordingly, the Trust has not provided the supplemental explanations related to the Portfolio investing greater than 15% of its assets in CLOs that rely on the exceptions to the definition of “investment company” contained in
Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

(d)	The Manager (p. 30): The staff notes the disclosure states the Manager is registered with the Commodity Futures Trading Commission as a commodity pool operator (“CPO”) under the Commodity Exchange Act, as amended, and serves as a CPO with respect to the Portfolio. Please disclose in the summary prospectus that the Portfolio’s use of derivatives has required the Manager to register as a CPO with respect to the Portfolio and that this imposes additional regulatory requirements, compliance obligations and expenses, which may be borne by the Portfolio.

Elisabeth Bentzinger

December 11, 2015

Response: The Trust has added the following to the principal risks section of the summary prospectus:

“Regulatory Risk: The Manager is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the Investment Advisers Act of 1940, as amended. The Manager is also registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator (“CPO”) under the Commodity Exchange Act, as amended, and, due to the Portfolio’s use of derivatives, serves as a CPO with respect to the Portfolio. Being subject to dual regulation by the SEC and the CFTC imposes additional regulatory obligations and may increase compliance costs, which may be borne by the Portfolio and may affect Portfolio returns.”

3.	SAI

(a)	Fundamental Restrictions (p. 4): With respect to fundamental restriction (3), please revise the explanatory note to state that the Portfolio may consider the investments of the investment companies in which it invests when determining compliance with this fundamental restriction.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring the Portfolio’s industry concentration limit. The Trust has replaced the fifth sentence of the explanatory note with the following: “The Portfolio may consider the investments of the investment companies in which it invests in determining compliance with this fundamental restriction.”

(b)	Proxy Voting Policies and Procedures (p. 81): The staff notes that the disclosure states that the Sub-Adviser’s proxy voting policies and procedures are included in Appendix D to the SAI. Please add the Sub-Adviser’s proxy voting policies and procedures to Appendix D to the SAI.

Response: The Trust has added the Sub-Adviser’s proxy voting policies and procedures to Appendix D to the SAI.

(c)	Appendix A (p. A-1): The SAI does not include a cross-reference to Appendix A to the SAI. Please add a cross-reference to Appendix A to the SAI where appropriate.

Response: The Trust has replaced the first sentence of the first paragraph under the heading “Investment Strategies and Risks” on page 6 of the SAI with the following: “In addition to the Portfolio’s principal investment strategies discussed in the Prospectus, the Portfolio may engage in other types of investment strategies, which are identified in Appendix A to this SAI and further described below.”

Elisabeth Bentzinger

December 11, 2015

4.	Miscellaneous

(a)	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC